Perry J. Hindin
Securities and Exchange Commission
Page
December 5, 2016

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities & Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549-3628

Re: Vestin Realty Mortgage II, Inc.
Amendment No. 2 Preliminary Proxy Statement on Schedule 14A
Filed on December 2, 2016
File No. 0-51892

Dear Mr. Hindin:

On behalf of Vestin Realty Mortgage II, Inc. (the "Company"), we write in response to comments we received from you during our telephone call on December 2, 2016, relating to the above-referenced Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on December 2, 2016 ("Amendment No. 2").  Concurrently herewith, the Company has filed, via EDGAR, Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A ("Amendment No. 3").

The following summarizes the changes made in response to your comments:

•
We have revised Amendment No. 2 to clarify the description of the minimum Cash-Out Payment for fractional shares to the Company's stockholders with fewer than 1,000 shares in the proposed reverse stock split.  See the discussions on pages 6, 16, 17 and Appendix A of Amendment No. 3.

Perry J. Hindin
Securities and Exchange Commission
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For your reference, we have enclosed a clean and a marked copy of Amendment No. 3 reflecting the changes from Amendment No. 2.  If you should have any further questions or comments, please do not hesitate to call or email me at the above number or email address.

Sincerely,
Ben Chung
Enclosure (via electronic mail only)

cc: Michael V. Shustek, Vestin Realty Mortgage II, Inc.
Ira Levine, Levine Garfinkel & Eckersley
Brent Eckersley, Levine Garfinkel & Eckersley